Exhibit O-1

LIST OF SECURITIES AS OF DECEMBER 31, 2000 ISSUED BY NIAGARA MOHAWK HOLDINGS, INC. AND ITS SUBSIDIARY COMPANIES


CAPITAL STOCK OF NIAGARA MOHAWK HOLDINGS, INC. ("HOLDINGS")

Holdings is authorized to Issue 300,000,000 shares of common stock, $0.01 par value. In addition, Holdings is authorized to issue 50,000,000 shares of preferred stock $0.01 par value. The table below summarizes changes in the capital stock issued and outstanding and the related capital account for 1999 and 2000:

                                                                       Capital
                                                                        Stock
                                                                       Premium       Accumulated
                                    Common Stock         Treasury        and            Other
                                  $0.01 Par Value          Stock       Expense      Comprehensive
                                 Shares      Amount*     (at cost)*     (Net)*          Income*
December 31, 1998(a)                         $    -     $       -    $        -     $         -
Exchange(a)                     187,364,863   1,874                   2,548,022         (29,722)
Issued by subsidiary                                                     (1,479)
Redemptions by subsidiary                                                    87
Treasury stock, at cost         (10,000,000)             (157,167)
Other comprehensive
  income adjustments                                                                      3,522
December 31, 1999               177,364,863  $1,874     $(157,167)   $2,546,630     $   (26,200)
Amortization by subsidiary (b)                                            1,178
Redemptions by subsidiary                                                    87
Treasury stock, at cost         (17,125,045)             (250,026)
Other comprehensive
  income adjustments                                                                     (5,661)
December 31, 2000               160,239,818  $1,874     $(407,193)   $2,547,895     $   (31,861)

    * In thousands of dollars

(a) On March 18, 1999, the common stock of Niagara Mohawk Power Corp. ("Niagara Mohawk") was exchanged on a share for share basis with Holdings pursuant to Commission authorization to organize the corporate structure of Niagara Mohawk as a direct subsidiary of Holdings. See Holding Co. Act Release No. 26986 (March 4, 1999).

(b) Pursuant to a 1999 PSC rate order, Niagara Mohawk is amortizing the capital stock expense of the Adjustable Rate Series D preferred stock over five years (ends in 2004)

The cumulative amount of foreign currency translation adjustment was $(24,402), the unrealized gain on securities was $157 and the additional minimum pension liability was $7,616 at December 31, 2000.

CAPITAL STOCK OF NIAGARA MOHAWK

Niagara Mohawk is authorized to Issue 250,000,000 shares of common stock, $1 value; 3,400,000 shares of preferred stock, $100 par value;

19,600,000 shares of preferred stock, $25 par value; and 8,000,000 shares of preference stock, $25 par value. The table below summarizes changes in the capital stock issued and outstanding and the related capital accounts for 1998, 1999, and 2000:


                                                                              PREFERRED STOCK
                           Common Stock                  $100 Par Value                             $25 Par Value
                           $1 Par Value                      Non-                                        Non-
                         Shares   Amount*      Shares    Redeemable*    Redeemable*       Shares    Redeemable*   Redeemable*
December 31, 1997      144,419,351  $144,419  2,322,000    $210,000      $22,200(a)      11,781,204   $230,000     $64,530(a)
Issued (b)              42,945,512    42,946          -           -               -               -          -              -
Redemptions                                     (18,000)          -       (1,800)         (332,801)          -        (8,320)
Other comprehensive
Income adjustments
December 31, 1998      187,364,863  $187,365  2,304,000    $210,000      $20,400(a)      11,448,403   $230,000     $56,210(a)
Issued                                                -           -               -    3,000,000(c)    150,000              -
Redemptions                                    (18,000)                   (1,800)    (6,232,801)(c)   (150,000)       (5,820)
Repurchased Holdings'
  common stock
Dividend of Opinac
Other comprehensive
Income adjustments
December 31, 1999      187,364,863  $187,365  2,286,000    $210,000      $18,600(a)       8,215,602   $230,000     $50,390(a)
Amortization (e)
Redemptions                                    (18,000)                   (1,800)         (232,801)                   (5,820)
Repurchased Holdings'
  common stock
Other comprehensive
  Income adjustments
December 31, 2000      187,364,863  $187,365  2,268,000    $210,000      $16,800(a)       7,982,801   $230,000     $44,570(a)



                        Capital
                         Stock
                        Premium        Accumulated     Repurchased
                          and             Other         Holding's
                        Expense       Comprehensive      Common
                         (Net)*          Income*         Stock*
December 31, 1997       $1,798,890      ($19,202)
Issued (b)                 563,540
Redemptions                    101
Other comprehensive
Income adjustments                        (6,592)
December 31, 1998       $2,362,531       (25,794)
Issued                     (1,479)
Redemptions                    87
Repurchased Holdings
  common stock                                          (157,167
Dividend of Opinac                      25,186(d)
Other comprehensive
Income adjustments                        (4,545)
December 31, 1999       $2,361,139       ($5,153)       (157,167)
Amortization (e)             1,178
Redemptions                     87
Repurchased Holdings'
  common stock                                          (250,026)
Other comprehensive                       (2,306)
  Income adjustments
December 31, 2000       $2,362,404       ($7,459)       ($407,193)

* In thousands of dollars
(a)  Includes sinking fund requirements due within one year.
(b) These shares were issued in accordance with the Master Restructuring Agreement ("MRA"), which Agreement was the umbrella agreement for a $4 billion IPP buyout and buydown in 1998.
(c) The fixed-adjustable rate preferred stock issued during 1999 has a $25 par value with a $50 liquidation preference.
(d) On March 31, 1999, Niagara Mohawk distributed its ownership interest in the stock of Opinac as a dividend to Holdings. As a result, the accumulated other comprehensive income of Opinac of $25,186 million which is entirely made up of foreign currency translation adjustment, is no longer included in Niagara Mohawk's "Accumulated Other Comprehensive Income."
(e) Pursuant to a 1999 PSC rate order, Niagara Mohawk is amortizing the capital stock expense of the Adjustable Rate Series D preferred stock over five years (ends in 2004).

The cumulative amount of unrealized gain on securities was $157 and the additional minimum pension liability was $7,616 at December 31, 2000.

Purchase of Holdings' Common Stock - Niagara Mohawk purchased 10 million shares of Holdings' common stock through December 31, 1999 for $157.2 million.

Niagara Mohawk purchased 17,125,045 additional shares for approximately $250
million in 2000.   Niagara Mohawk has suspended the program to repurchase
Holdings' common stock as a result of the proposed merger.

NIAGARA MOHAWK NON-REDEEMABLE PREFERRED STOCK
(Optionally Redeemable)

Niagara Mohawk had certain issues of preferred stock, which provide for optional redemption at December 31, as follows:

                                                 Redemption price
                                                    per share
                      In thousands of dollars     (Before adding
Series      Shares        2000         1999    accumulated dividends)
Preferred $100 par value:

3.40%       200,000     $20,000      $20,000        $103.50
3.60%       350,000      35,000       35,000         104.65
3.90%       240,000      24,000       24,000         106.00
4.10%       210,000      21,000       21,000         102.00
4.85%       250,000      25,000       25,000         102.00
5.25%       200,000      20,000       20,000         102.00
6.10%       250,000      25,000       25,000         101.00
7.72%       400,000      40,000       40,000         102.36

Preferred $25 value:

Adjustable Rate -
Series A  1,200,000      30,000       30,000          25.00
Series C  2,000,000      50,000       50,000          25.00
Series D  3,000,000     150,000      150,000          50.00

                       $440,000     $440,000
                       ========     ========

NIAGARA MOHAWK MANDATORILY REDEEMABLE PREFERRED STOCK

At December 31, Niagara Mohawk had certain issues of preferred stock, as detailed below, which provide for mandatory and optional redemption. These series require mandatory sinking funds for annual redemption and provide optional sinking funds through which Niagara Mohawk may redeem, at par, a like amount of additional shares (limited to 120,000 shares of the 7.45 percent series). The option to redeem additional amounts is not cumulative.


                                                                      Redemption price
                                                                        per share
                                                                      (Before adding
                                                                   accumulated dividends)
                         Shares         In thousands of dollars                 Eventual
Series              2000      1999          2000      1999             2000      Minimum
Preferred $100
  par value:

7.45%              168,000     186,000     $16,800   $18,600       $100.97      $100.00
Preferred $25
   par value:
7.85%              182,801     365,602       4,570     9,140         25.00        25.00
Adjustable Rate-
Series B         1,600,000   1,650,000      40,000    41,250         25.00        25.00

                                            61,370    68,990
Less sinking fund requirements               7,620     7,620

                                           $53,750   $61,370
                                           =======   =======



Niagara Mohawk's five-year mandatory sinking fund redemption requirements for preferred stock are as follows:

 Redemption
 Requirement
(in thousands)
2001   $7,620
2002   $3,050
2003   $3,050
2004   $3,050
2005   $3,050

NIAGARA MOHAWK LONG-TERM DEBT

Long-term debt at December 31, 2000 consisted of the following:

Series                   Due       2000      1999      Series                              2000        1999
First Mortgage Bonds:                                  Promissory notes:
9 1/2%                  2000  $          $  150,000    * Adjustable Rate Series due
6 7/8%                  2001     210,000    210,000        2015                           100,000     100,000
9 1/4%                  2001     100,000    100,000        2023                            69,800      69,800
5 7/8%                  2002     230,000    230,000        2025                            75,000      75,000
6 7/8%                  2003      85,000     85,000        2026                            50,000      50,000
7 3/8%                  2003     220,000    220,000        2027                            25,760      25,760
8%                      2004     232,425    232,425        2027                            93,200      93,200
6 5/8%                  2005     110,000    110,000    Revolving Credit Facility           60,000     105,000
9 3/4%                  2005     137,981    137,981    Other                              180,363     186,900
7 3/4%                  2006     275,000    275,000    Unamortized premium (discount)     (10,651)    (12,540)
*6 5/8%                 2013      45,600     45,600      Total Long-Term Debt           5,307,288   5,656,320
8 3/4%                  2022     119,012    136,597    Less long-term debt due
8 1/2%                  2023     122,020    146,020      within one year                  628,325     613,740
7 7/8%                  2024     170,257    170,257
*5.15%                  2025      75,000     75,000                                    $4,678,963  $5,042,580
*7.2%                   2029     115,705    115,705                                    ==========  ==========
Total First Mortgage Bonds     2,248,000  2,439,585
Senior Notes:
7%                      2000                340,244
7 1/8%                  2001     302,439    302,439
7 1/4%                  2002     302,439    302,439
7 3/8%                  2003     302,439    302,439
7 5/8%                  2005     302,439    302,439
8 7/8%                  2007     200,000          -
7 3/4%                  2008     600,000    600,000
8 1/2%                  2010     500,000    500,000
Unamortized discount
  on 8 1/2% Senior Note
Total Senior Notes


    *  Tax-exempt pollution control related issues


Niagara Mohawk's long-term debt increased significantly upon the closing of the Master Restructuring Agreement ("MRA") on June 30, 1998, which Agreement was a $4 billion IPP buyout and buydown. The MRA was primarily financed through the Senior Notes. The Senior Notes are unsecured obligations of Niagara Mohawk and rank pari passu in right of payment to its First Mortgage Bonds, the senior bank financing and unsecured medium term notes.

Niagara Mohawk is obligated to use 85 percent of the net proceeds of the sales of the generation assets to reduce its senior debt outstanding within 180 days after the receipt of such proceeds. To date, Niagara Mohawk has received $907.5 million on the sale of a substantial portion of its non-nuclear generation assets. During 1999 and 2000 Niagara Mohawk's net reduction in debt was approximately $1.1 billion and $393.1 million, respectively, using the proceeds from the assets sales and from improved cash flow.

Several series of First Mortgage Bonds and Promissory Notes were issued to secure a like amount of tax-exempt revenue bonds issued by the New York State Energy Research and Development Authority

("NYSERDA"). Approximately $414 million of such securities bear interest at a daily adjustable interest rate (with an option to convert to other rates, including a fixed interest rate which would require Niagara Mohawk to issue First Mortgage Bonds to secure the debt) which averaged 4.06 percent for 2000 and 3.23 percent for 1999 and are supported by bank direct pay letters of credit. Pursuant to agreements between NYSERDA and Niagara Mohawk, proceeds from such issues were used for the purpose of financing the construction of certain pollution control facilities at Niagara Mohawk's generation facilities or to refund outstanding tax-exempt bonds and notes.

Other long-term debt in 2000 consists of obligations under capital leases of approximately $18.8 million, a liability to the DOE for nuclear fuel disposal of approximately $133.6 million and a liability for IPP contract terminations not related to the MRA of approximately $27.9 million. The aggregate maturities of long-term debt for the five years subsequent to December 31, 2000, excluding capital leases, in millions, are approximately $625.1, $544.9, $611.6, $233.0 and $610.6, respectively. A reduction in debt that will occur from applying proceeds from additional generation asset sales may impact the schedule of maturities of long-term debt.

EARLY EXTINGUISHMENT OF DEBT

During 2000 and 1999, Niagara Mohawk redeemed approximately $95 million and $822 million, respectively, in long-term debt prior to its scheduled maturity. Holdings and Niagara Mohawk charged to earnings, as an extraordinary item approximately $0.9 million and $23.8 million, after tax, for redemption premiums incurred, and unamortized debt expense and issuance costs. This extraordinary item had a one cent and 13 cents per share, after tax effect on Holdings' 2000 and 1999 earnings per share, respectively.

BANK CREDIT ARRANGEMENTS

Niagara Mohawk has a senior bank facility agreement that provides Niagara Mohawk with $804 million of credit consisting of a $280 million 364 day revolving credit facility (expires May 31, 2001, with the option to convert the loans outstanding at the termination date to a one-year term loan), a five-year $100 million revolving credit facility (expires May 31, 2005), and $424 million for letters of credit with a three-year term (expires June 2, 2003). The letter of credit facility provides credit support for Niagara Mohawk's adjustable rate pollution control revenue bonds issued through the NYSERDA. As of December 31, 2000, Niagara Mohawk borrowed $170 million from the revolving credit facility, consisting of $110 million from the 364 day revolving credit facility and $60 million from the five year revolving credit facility, leaving Niagara Mohawk with $210 million of borrowing capability under the bank facility agreement. The interest rate applicable to the facility is variable based on certain rate options available under the agreement and currently approximates 7.4 percent.

Niagara Mohawk Energy has a $50 million bank facility secured by certain assets of Opinac. The facility provides for letters of credit and a $10 million line of credit. The line of credit expires on September 30, 2001. As of December 31, 2000, approximately $36.9 million letters of credit were outstanding. As of December 31, 2000, there were no borrowings against the line of credit. In addition, Holdings has issued guarantees of $8 million as of December 31, 2000 to trade counter-parties of Niagara Mohawk Energy.

Holdings and Niagara Mohawk did not have any short-term debt outstanding at December 31, 2000 and 1999.

INTRASYSTEM BORROWING ARRANGEMENTS

Niagara Mohawk has a loan agreement with Holdings for borrowings up to an aggregate amount of $10 million outstanding at any one time. Under this loan agreement, Holdings is not obliged to lend funds to Niagara Mohawk, and there are no fees charged in connection with lending under this loan agreement. The interest rate applicable to all loans is equal to LIBOR plus 200 basis points.

SECURITIES ISSUANCES EXEMPT PURSUANT TO RULE 52

All securities issued and sold by Niagara Mohawk to parties outside of the Holdings holding company system that were outstanding as of December 31, 2000 were made solely for the purpose of financing the business of Niagara Mohawk and were expressly authorized by the New York Public Service Commission.